# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Your Best Days, Inc.
4288 Youngfield St.
Wheat Ridge, CO 80033
http://www.onusiv.com

Up to $1,235,000.00 in Class B Non-Voting Shares at $1.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Your Best Days, Inc.
Address: 4288 Youngfield St. , Wheat Ridge, CO 80033
State of Incorporation: CO
Date Incorporated: October 15, 2024

## Terms:

Equity

Offering Minimum: $20,000.00 | 20,000 shares of Class B Non-Voting Shares
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Non-Voting Shares
Type of Security Offered: Class B Non-Voting Shares
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives and Bonuses*


Loyalty Bonus

If you are a predesignated community member of Onus iV, you are eligible for additional bonus shares (25%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a free IV therapy session at any Onus iV clinic.

Tier 2 Perk: Invest $5,000+ and receive a 6-month membership for IV therapy + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive a 1-year membership with personalized wellness sessions + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive all prior perks + a VIP experience, including access to exclusive wellness treatments + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive all prior perks + receive lifetime membership to Onus iV services + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.


The 10% StartEngine Venture Club Bonus


Your Best Days, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Stock at $1.00/ share, you will receive 110 shares of Class B Non-Voting Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

#### Overview

Onus IV Hydration is a growing IV therapy and wellness franchise with a unique focus on fitness recovery and proactive health. Offering IV Hydration Vitamin Therapy under the guidance of an ER physician, Onus helps individuals recover faster and maintain their wellness. The company's approach combines medical-grade hydration treatments with a mission of personal responsibility and self-care, encouraging clients to make positive, healthy choices. In 2023, Onus launched its franchise platform, and with partnerships like Fransmart, the company aims to expand rapidly beyond Colorado. Currently operating six stores, Onus expects to grow to 100 franchises by the end of the year.

#### Corporate History

The issuer, Your Best Days, Inc., is a holding corporation that fully owns two subsidiary LLCs:

1. Onus IV Hydration LLC – This entity is the original company that founded and operates the Onus IV locations and businesses. Additionally, it owns all "Onus" intellectual property (IP).

2. Sherpa Wellness Ventures LLC – This entity was recently established to serve as the franchisor for the Onus IV franchise system. A license agreement is in place allowing Sherpa Wellness Ventures LLC to use the IP owned by Onus IV Hydration LLC for franchise operations.

The ownership structure of Your Best Days, Inc. initially mirrors the ownership of the two LLC subsidiaries, ensuring a seamless transition to the holding corporation. Future investments into Your Best Days, Inc. will allow funds to be allocated to either subsidiary, with returns consolidated under the holding corporation.

### Competitors and Industry

#### Competitors

Onus IV competes with national IV therapy brands such as DRiP Bar, Hydrate iV Bar, and Prime IV. Onus differentiates itself by focusing on a broader mission of wellness and health, supported by a brand identity that emphasizes nature and relaxation. Its lounges, for example, are styled as comfortable mountain retreats, offering a distinct ambiance compared to the more clinical feel of many competitors.

#### Industry

The IV therapy market is expanding as more people seek convenient wellness solutions. This growing market targets individuals who prioritize proactive health choices, from fitness enthusiasts to those recovering from illness. As the demand for wellness services rises, Onus is positioned to capture a significant share through its innovative franchise model and partnerships, such as its recent collaboration with Fransmart. This industry, valued in the billions, also includes emerging sectors like Bioidentical Hormone Replacement Therapy (BHRT), which Onus is set to offer.

### Current Stage and Roadmap

#### Current Stage

Onus IV is in the growth stage, operating six stores and actively expanding through franchising. The company has partnered with Fransmart, a franchise development firm, under a Consulting Agreement that provides Onus IV access to Fransmart's systems, manuals, and resources, which serve as examples to support its franchise operations. This partnership is governed by a formal agreement, ensuring clear terms for the relationship.

In addition to its IV hydration therapy offerings, Onus IV is set to introduce Bioidentical Hormone Replacement Therapy (BHRT) as part of its commitment to longevity and anti-aging health services.

<u>Future Roadmap</u>

Over the next few years, Onus IV plans to scale its franchise operations significantly, with the goal of opening many franchise locations nationally. The company will also diversify its product and service offerings by launching new flavors of its proprietary electrolyte product, SNOW, and expanding its BHRT services. With its partnership with Fransmart, Onus IV aims to execute its long-term growth strategy effectively, extending its reach beyond Colorado to other markets across the U.S.

## The Team

Officers and Directors

Name: Kristy Anne Anderson

Kristy Anne Anderson's current primary role is with Takeda Pharmaceuticals. Kristy Anne Anderson currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, and Co-Founder
  Dates of Service: December, 2014 - Present
  Responsibilities: Handles business strategy, and human resources and makes operational decisions. Kirsty does not currently receive a salary, however, is the principal security holder of the company. Please refer to the Risk Factors section of the Form C for more information.

Other business experience in the past three years:

- Employer: Takeda Pharmaceuticals
  Title: Oncology Territory Manager
  Dates of Service: April, 2024 - Present
  Responsibilities: I am an oncology pharmaceutical sales representative

Other business experience in the past three years:

- Employer: Brisol Myers Squibb
  Title: Community Product Specialist
  Dates of Service: October, 2018 - January, 2023
  Responsibilities: I was an oncology sales representative.

Name: Charles "Chaz" Alexander Faulhaber

Charles "Chaz" Alexander Faulhaber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer, Principal Financial Officer & Director
  Dates of Service: December, 2014 - Present
  Responsibilities: As chief marketing officer, Chaz oversees messaging, branding, and all marketing-related duties. Annual Salary: $115,200 and Chaz is a principal security holder.

Other business experience in the past three years:

- Employer: Big Kitty Creative
  Title: Founder
  Dates of Service: April, 2021 - Present
  Responsibilities: Big Kitty is a side project for Chaz to keep his creativity fluid & alive. Chaz will occasionally design logos, shoot videos and use drone photography for friends & local businesses in need of help with their marketing efforts. It is not my main source of income and often works on trade.

Name: Benjamin Wilks MD

Benjamin Wilks MD's current primary role is with Sycamore Physicians . Benjamin Wilks MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director & Medical Director
  Dates of Service: September, 2014 - Present
  Responsibilities: Oversee all aspects of medical, safety, liability, ordering, treatment menus, and protocols. Salary: $41,349.24 and Benjamin is a principal security holder.

Other business experience in the past three years:

- Employer: Sycamore Physicians
  Title: MD
  Dates of Service: January, 2021 - Present
  Responsibilities: Emergency Physician at multiple ERs around the US

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and

determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are competing against other recreational activities**
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

**We are an early stage company and have limited revenue and operating history**
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**We are an early stage company operating in a new and highly competitive industry**
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

**Intense Market Competition**
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

**Vulnerability to Economic Conditions**
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

**Uncertain Regulatory Landscape**
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

**Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective**
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

**The cost of enforcing our trademarks and copyrights could prevent us from enforcing them**
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,

and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

**We rely on third parties to provide services essential to the success of our business**

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

**The Company is vulnerable to hackers and cyber-attacks**

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

**Economic and market conditions**

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

**Force majeure events**

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

**Adverse publicity**

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

**CEO's Lack of Salary and Full-Time Commitment to the Company May Impact Operations**

Our Chief Executive Officer, Kristy Anderson, is a co-founder and principal security holder of Onus IV but does not currently receive a salary for her role as CEO. Instead, she has chosen to allocate company resources toward business growth. Additionally, she does not work full-time for Onus IV, as she maintains a separate full-time job as an Oncology Territory Manager for Takeda Oncology, where she works 40 hours per week. She dedicates approximately 20-25 hours per

week to Onus IV. While this arrangement helps preserve company capital, it also presents certain risks. Because the CEO splits her time between Onus IV and her full-time position at Takeda Oncology, her ability to fully dedicate efforts to the company is limited. Additionally, there is no guarantee that she will continue to forego a salary indefinitely. In the future, the company may need to provide compensation to retain its leadership, which could impact financial resources. If Kristy Anderson's time commitment to the company decreases due to her other professional obligations, or if she later requires compensation that the company is unable to provide, it could negatively affect the company's operations, strategic direction, and investor value. Investors should carefully consider these factors when evaluating this investment opportunity.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Kristy Anderson | 2,072,000 | Class A Shares | 25.9% |
| Charles "Chaz" Alexander Faulhaber | 2,072,000 | Class A Shares | 25.9% |
| Benjamin Wilks, M.D. | 2,116,000 | Class A Shares | 26.45% |

## The Company's Securities

The Company has authorized Class A Shares, and Class B Non-Voting Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Non-Voting Shares.

Class A Shares

The amount of security authorized is 8,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Shares.

Class B Non-Voting Shares

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Shares.

Material Rights

There are no material rights associated with Class B Non-Voting Shares.

## What it means to be a minority holder

As a minority holder of Class B Non-Voting Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Founders Stock
  Date: October 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Years 2023 and 2024

Revenue

In fiscal year 2024, total revenue reached $2,907,710, representing a slight increase from $2,840,002 in fiscal year 2023. This modest growth reflects the continued expansion of our service and product offerings. However, the increase was marginal, influenced by prevailing economic conditions and evolving market demand.

Cost of Sales

Cost of Sales rose slightly from $624,722 in 2023 to $625,342 in 2024, a 1% increase. This change was primarily driven by rising costs in essential supplies.

Gross Margins

Gross margins improved from $2,215,280 in 2023 to $2,282,368 in 2024. This increase can be attributed to effective cost management of goods sold and enhanced revenue performance, despite rising operating expenses in other areas.

Expenses

Operating expenses decreased from $2,588,132 in 2023 to $2,443,031 in 2024. This reduction reflects our strategic focus on cost control and efficiency, particularly in administrative expenditures.

Historical results and cash flows:

We are currently in the growth stage and are a revenue-generating company. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our focus on expansion and new service offerings. Past cash was primarily generated through sales of IV therapy services and franchise fees. Our goal is to drive increased cash flow by expanding our franchise model and introducing new health and wellness products. We believe that the company's historical cash flows do not fully represent the future potential, as ongoing expansions and market penetration strategies are expected to lead to higher revenues and profitability in the coming years.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans,

etc...)

As of January 2025, the Company has capital resources available in the form of $39,765.42 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expansion of franchise locations and the launch of new wellness services such as BHRT (Bioidentical Hormone Replacement Therapy), which are essential to scaling our business and increasing market share.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, franchise development, and R&D for new wellness services.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $80,000 for expenses related to salaries, inventory, franchise support, and further R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including further franchise investments, a planned Series A raise in late 2025, and potential partnerships with wellness product manufacturers to diversify revenue streams.

## Indebtedness

- Creditor: Rhonda Zimmerman
  Amount Owed: $285,000.00
  Interest Rate: 4.3%

- Creditor: SBA Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: July 15, 2050

- Creditor: Toyota Rav4
  Amount Owed: $29,000.00
  Interest Rate: 0.0%
  Maturity Date: December 13, 2027

## Related Party Transactions

- Name of Person: Rhonda Zimmerman
  Relationship to Company: Shareholder/Investor
  Nature / amount of interest in the transaction: Rhonda Zimmerman, a member of Onus IV LLC, loaned the Company $285,000 in 2023
  Material Terms: The loan has a 4.3% interest rate

## Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

## Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  15.0%
  We will use 15% of the funds raised to purchase inventory for the Company's IV therapy products and BHRT materials in preparation for the expansion and launch of additional franchises.

- Company Employment
  30.0%
  We will allocate 30% of the funds to hire key personnel for daily operations, including roles in office administration, sales and marketing, franchise management, customer service, and medical staff. Wages will be commensurate with training, experience, and position, ensuring we attract top talent to manage our growth.35

- Franchise
  18.0%
  18% of the funds will be used to support our franchise expansion efforts, including franchise development, marketing campaigns, and onboarding new franchisees to support our goal of reaching 100 franchises within the next year.

- Working Capital
  14.5%
  14.5% of the funds will be used for working capital to cover day-to-day operational expenses, including rent, utilities, and administrative costs, as well as to ensure smooth business operations during our expansion phase.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development, and market testing, particularly focused on expanding our service offerings and further enhancing our proprietary product, SNOW.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.onusiv.com (http://www.onusiv.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/onus-iv

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Your Best Days, Inc.

[See attached]



**Onus IV Hydration LLC**
(the "Company")
a Colorado Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

## Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Onus IV Hydration LLC  Management

We have reviewed the accompanying financial statements of Onus IV Hydration LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 31, 2025

| | As of December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and Cash Equivalents | 31,049 | 101,774 |
| Inventory | - | 14,301 |
| Other Current Assets | 1,500 | - |
| **Total Current Assets** | **32,549** | **116,075** |
| **Non-Current Assets:** | | |
| Intangible Assets - net | - | 13,767 |
| Fixed Assets - net | 314,842 | 422,847 |
| Right-of-Use Assets | 425,993 | 738,319 |
| Security Deposits | 53,371 | 53,371 |
| **Total Non-Current Assets** | **794,206** | **1,228,304** |
| **TOTAL ASSETS** | **826,755** | **1,344,379** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable and Accruals | 133,528 | 113,828 |
| Shareholder Loan- Current | 24,000 | 24,000 |
| Notes Payable - Current | 41,642 | 7,658 |
| Payroll Tax Payable | 8,649 | 12,453 |
| Short Term Lease Liability | 228,128 | 320,334 |
| Deferred Revenue | 40,000 | 40,000 |
| Other Current Liabilities | 19,800 | 20,791 |
| **Total Current Liabilities** | **495,747** | **539,064** |
| **Non-Current Liabilities:** | | |
| Shareholder Loan- Non Current | 268,941 | 261,000 |
| Notes Payable - Non Current | 150,000 | 167,717 |
| Long Term Lease Liability | 218,754 | 449,598 |
| **Total Non-Current Liabilities** | **637,695** | **878,315** |
| **TOTAL LIABILITIES** | **1,133,442** | **1,417,379** |
| **MEMBERS' EQUITY** | | |
| Members' Capital | - | - |
| Accumulated Deficit | (306,687) | (73,001) |
| **TOTAL MEMBERS' EQUITY** | **(306,687)** | **(73,001)** |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | **826,755** | **1,344,379** |

See Accompanying Notes to these Unaudited Financial Statements

## ONUS IV HYDRATION LLC
## STATEMENTS OF OPERATIONS

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | **2024** | **2023** |
|  |  |  |
| Revenue | 2,907,710 | 2,840,002 |
| Cost of Goods Sold | 625,342 | 624,722 |
| **Gross Profit** | **2,282,368** | **2,215,280** |
|  |  |  |
| **Operating Expenses** |  |  |
| Advertising and Marketing | 203,777 | 223,240 |
| Vehicle Expenses | 13,502 | 18,466 |
| Payroll Expenses | 1,461,074 | 1,492,551 |
| Professional Fees | 43,556 | 93,689 |
| Operating Lease Expense | 325,883 | 350,614 |
| Repair and Maintenance | 11,250 | 8,740 |
| Insurance Expenses | 22,115 | 7,422 |
| General and Administrative | 307,706 | 295,236 |
| **Total Operating Expenses** | **2,388,863** | **2,489,958** |
| **Total Loss from Operations** | **(106,495)** | **(274,678)** |
| **Other Expenses (Income)** |  |  |
| Amortization Expense | 13,767 | 19,351 |
| Depreciation Expense | 57,866 | 65,977 |
| Interest Expense | 54,646 | 11,237 |
| Other Expense | 12,222 | 1,620 |
| Other Income | (367) | (11) |
| **Total Other (Income) Expense** | **138,134** | **98,174** |
| **Losses Before Income Taxes** | **(244,629)** | **(372,852)** |
| Tax Expense | - | - |
| **Net Loss** | **(244,629)** | **(372,852)** |

See Accompanying Notes to these Unaudited Financial Statements

## ONUS IV HYDRATION LLC
## STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Accumulated | |
| --- | --- | --- | --- | --- |
| | Units | $ Amount | Deficit | Total Members' Equity |
| Beginning balance at 1/1/23 | - | 290,459 | 12,186 | 302,645 |
| Contribution | - | - | - | - |
| Distribution | - | (290,459) | - | (290,459) |
| Prior Period Adjustment | - | - | 287,665 | 287,665 |
| Net Loss | - | - | (372,852) | (372,852) |
| Ending balance at 12/31/23 | - | - | (73,001) | (73,001) |
| Contribution | - | - | - | - |
| Distribution | - | - | - | - |
| Prior Period Adjustment | - | - | 10,943 | 10,943 |
| Net loss | - | - | (244,629) | (244,629) |
| Ending balance at 12/31/24 | - | - | (306,687) | (306,687) |

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Loss | (244,629) | (372,852) |
| Adjustments to reconcile net income (loss) to net cash provided by operations: | | |
| Amortization Expense | 13,767 | 19,351 |
| Depreciation Expense | 57,866 | 65,977 |
| Prior Period Adjustments | 10,943 | 287,665 |
| Decrease (Increase) in: | | |
| Inventory | 14,301 | (14,301) |
| Other Current Assets | (1,500) | - |
| Security Deposits | - | (18,082) |
| Increase (Decrease) in: | | |
| Accounts Payable and Accruals | 19,700 | 73,276 |
| Payroll Tax Payable | (3,804) | 7,119 |
| Other Current Liabilities | (991) | 20,791 |
| Deferred Revenue | - | 40,000 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations | 110,282 | 481,796 |
| Net Cash provided by (used in) Operating Activities | (134,347) | 108,944 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of Fixed Assets | 50,139 | (231,568) |
| Right-of-Use Assets | 312,326 | 44,433 |
| Lease Liability | (323,050) | (41,592) |
| Net Cash used in Investing Activity | 39,415 | (228,727) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from Loans | 41,925 | 285,000 |
| Payments of Loans | (17,717) | (6,381) |
| Distribution to members | - | (290,459) |
| Net Cash provided by (used in) Financing Activities | 24,208 | (11,840) |
| Cash at the beginning of the period | 101,774 | 233,397 |
| Net cash decrease for the period | (70,724) | (131,623) |
| Cash at end of period | 31,049 | 101,774 |

See Accompanying Notes to these Unaudited Financial Statements

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Onus IV Hydration LLC ("the Company") was formed in Denver, Colorado on December 30, 2014. The Company takes a proactive approach to health and wellness by offering vitamin infusions and IV fluids to help their clients stay on top of their health and eliminate the need for a trip to an urgent care. The Company's headquarters is in Denver, Colorado and the Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $31,049 and $101,774 in cash as of December 31, 2024 and 2023, respectively.   There are no cash equivalents in both years.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and 2023 consisted of finished goods of nil and $14,301, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

A summary of the Company's property and equipment is below.

| Property Type | Useful Life in Years | 2024 | 2023 |
|---|---|---|---|
| Vehicles | 5 | 2,756 | 36,756 |
| Furniture and Fixtures | 7 | 56,682 | 52,537 |
| Leasehold Improvements | 15 | 746,528 | 766,812 |
| Accumulated Depreciation | | (491,125) | (433,259) |
| **Net Fixed Assets** | | **314,842** | **422,847** |

Intangible Asset

The Company capitalizes startup/organizational and website costs.  As of December 31, 2024, startup/organization costs were fully amortized, therefore, not resulting in material adjustments that would have otherwise been required to expense the costs in the actual years incurred.  With regard to its capitalized website development costs, the company amortizes the costs over a three year period.

| | Useful Life in Years | 2024 | 2023 |
|---|---|---|---|
| Intangible Assets | 3 | 66,467 | 66,467 |
| Accumulated Amortization | | (66,467) | (52,700) |
| **Net Intangible Assets** | | **-** | **13,767** |

Impairment of Non-Financial Assets

The Company reviews the carrying value of property and equipment and intangibles for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling vitamins and providing nutrient therapy services to clients for proactive wellness.  The Company's payments are generally collected at time of sale or initiation of services. The Company's primary performance obligation is to deliver the products to customers and provide the service for members over the subscription period and recognize revenue as performance obligations are satisfied. The

Company deferred revenue of $40,000 as of December 31, 2024 and 2023 for membership sales with remaining performance obligations. The membership sales income stream was only introduced in 2023.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of utilities, office expenses, insurance and other miscellaneous expenses necessary in running the business and are expensed as costs are incurred.

Payroll Expenses

Payroll expenses consist of payroll wages and holiday pay, taxes, company contribution, contract labor and other payroll expenses and are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Rhonda Zimmerman, a member, loaned the Company $285,000 in 2023. See Note 5 for additional information.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for leases as mentioned below:

| Lessor | Start Date | End Date | Term | Discount % | Classification |
|---|---|---|---|---|---|
| Radiant | 01/01/2022 | 08/31/2025 | 44 | 1.63% | Operating Lease |
| University Park Shopping | 02/06/2023 | 01/31/2028 | 60 | 3.63% | Operating Lease |
| Landmark SPE | 01/01/2022 | 06/30/2027 | 66 | 1.63% | Operating Lease |
| CAL Tejon LLC | 01/01/2022 | 09/30/2025 | 45 | 1.63% | Operating Lease |
| Eastberry Avenue Associates | 01/01/2022 | 04/30/2025 | 40 | 1.63% | Operating Lease |
| Limelight Castle Rock | 01/01/2022 | 10/31/2026 | 58 | 1.63% | Operating Lease |
| Traegar Enterprise LLC | 01/01/2022 | 02/28/2025 | 38 | 1.63% | Operating Lease |

The discount rate used in determining the right of use asset and lease liability was in reference from the U.S Department of Treasury Daily Treasury Par Yield Curve rate.

| Maturity Analysis | Finance | Operating |
|---|---|---|
| 2025-12 | 0.00 | 233,013 |
| 2026-12 | 0.00 | 137,701 |
| 2027-12 | 0.00 | 84,435 |
| 2028-12 | 0.00 | 4,918 |
| 2029-12 | 0.00 | 0 |
| Thereafter | 0.00 | 0 |
| Total undiscounted cash flows | 0.00 | 460,067 |
| Less: present value discount | 0.00 | (13,185) |
| Total lease liabilities | 0.00 | 446,882 |

## NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024 and 2023, the Company had outstanding loans totaling $484,583 and $460,375, respectively. Details of the loans are as follows:

| Debt Instrument | Loan Amount | Maturity Date | Interest % | Current | Non-Current |
|---|---|---|---|---|---|
| N/P - Rhonda Zimmerman* | 292,941 | - | 4.3% | 24,000 | 268,941 |
| SBA Loan | 150,000 | 07/15/2050 | 3.75% | - | 150,000 |
| BMO - Line of Credit | 41,642 | - | - | 41,642 | - |
| Total | | | | 65,642 | 418,941 |

*Related Party- See Note 3.

## NOTE 6 – EQUITY

The Company has net members' equity of nil as of December 31, 2024 and 2023. It is owned by multiple members and has the following voting percentage.

| Member | Type | Percentage |
|---|---|---|
| Kristy Anderson | Class A | 25.90% |
| Charles Faulhaber | Class A | 25.90% |
| Benjamin Wilks | Class A | 26.45% |
| Rhonda Zimmerman | Class A | 19.75% |
| Meghan Price | Class B | 1.00% |
| Kelly Eberly | Class B | 1.00% |

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video</u>

Do you remember the first time you rode a bicycle? The moment the wheels began to carry you forward, and you realized you didn't need anyone holding you up? That surge of empowerment—the joy, the freedom, the confidence—defined a new way of moving through the world.

That's a reality many people on Earth get to experience. But like all things in life, we move on, grow up and forget about those pure, healthy moments. And it's part of a big problem, particularly in America. 10 years ago, American life expectancy peaked at 78.9 years, falling to 76.1 in 2022.

To date, the United States average life expectancy has yet to cross the 80-year threshold, while countries like Canada, France, Japan and Australia see their life expectancies average well into the early 80's.

While this statistic is sobering, it presents an incredible opportunity—a $390 billion opportunity—to change how Americans invest in their health and reclaim their vitality.

At Onus IV Therapy + Longevity, we're positioned to lead this movement, helping people not just live longer, but live better."

Onus IV was born on the wheels of a bicycle—a simple but bold idea to help people in Colorado take proactive control of their health. As one of Colorado's first IV therapy clinics, we broke the mold, offering accessible, alternative wellness treatments that made people feel better, faster.

Now, 10 years later, we've grown into something much bigger. Our clients have access to a full spectrum of services: vitamin IV therapy, intramuscular injections, NAD+ infusions, hormone replacement therapies, advanced supplements, and electrolytes designed to prepare them for their best days ahead."

As part of our evolution, we're aligning our offerings to create a flagship product: LongevityPacks. These are uniquely designed to help our clients invest in their cellular health using evidence-based therapies to prolong vitality. But what makes us stand apart is not just our products—it's our environment. We've created a space where investing in your health is accessible, friendly and effective. Onus IV Therapy + Longevity is redefining wellness, helping clients feel empowered to take control of their health journeys."

To take Onus IV nationwide, we've partnered with Fransmart, the powerhouse team behind scaling brands like Five Guys, Qdoba and the emerging Glo30 franchise. Our vision is bold: imagine a future where the longevity clinic becomes as essential as the bank, the grocery store, or the church—a trusted pillar in every community. At Onus, stopping in for an IV or wellness boost will be as easy and familiar as visiting your favorite fast-casual restaurant.

To our friends, family, and loyal clients—you've helped us raise $124,000, our first tranche of capital. Your belief in us has laid the foundation for everything we're building. As we continue the rest of this campaign, this funding will power the infrastructure for new services, products, and franchisees, helping us bring an Onus to communities across North America.

We stand at the edge of our next great leap forward. Our mission is clear: to help Americans—and soon, communities around the world—live better, longer. Join us now as we expand nationwide. This is your chance to invest in the future of proactive wellness and become part of a movement that's redefining health for generations to come.

https://www.cdc.gov/nchs/pressroom/nchs_press_releases/2022/20220831.htm?

https://pmc.ncbi.nlm.nih.gov/articles/PMC4676760/?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]


## Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

The domestic entity name of the corporation is    Your Best Days, Inc.

The principal office street address is

4288 Youngfield St., Second floor
Wheat Ridge CO 80033
US

The principal office mailing address is

4288 Youngfield St., Second floor
Wheat Ridge CO 80033
US

The name of the registered agent is  Forrest Merithew

The registered agent's street address is

618 Gallup Rd
Fort Collins CO 80521
US

The registered agent's mailing address is

618 Gallup Rd
Fort Collins CO 80521
US

The person above has agreed to be appointed as the registered agent for this entity.

The name(s) and address(es) of the incorporator(s)

Forrest Merithew
618 Gallup Rd
Fort Collins CO 80521
US

The classes of shares and number of shares of each class that the corporation is authorized to issue are

More than one or other classes of shares.

Additional share information:
10 million shares will be authorized initially.  Of that amount 8 million will be Class A with voting rights and 2 million will be Class B with no voting rights.

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., and, if

applicable, the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

Name(s) and address(es) of the individual(s) causing the document to be delivered for filing

Forrest Merithew
618 Gallup Rd
Fort Collins CO 80521
US